Mail Stop 3561

February 13, 2007

Steven P. Wyandt
Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

     Re: **Nitches, Inc.**
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed January 5, 2007
             File No. 0-13851

Dear Mr. Wyandt:

     We have completed our review of your preliminary proxy statement on Schedule 14A and related filings and have no further comments at this time.

            Sincerely,

            H. Christopher Owings
            Assistant Director

cc: James A. Mercer, Esq.
       Duane Morris LLP
       Fax: (619) 744-2201